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	January 23, 2017	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Samantha Brutlag

Attorney

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock 2022 Global Income Opportunity Trust
(File Nos. 333-214922 and 811-23218)

Dear Ms. Brutlag:

Thank you for your comment letter, dated January 5, 2017, regarding the registration statement on Form N-2 filed by BlackRock 2022 Global Income Opportunity Trust (the “Trust”) on December 6, 2016 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Trust intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Trust’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Samantha Brutlag

January 23, 2017

Comments and Responses

Prospectus

Cover Page

1.	Please provide the staff with the Trust’s ticker symbol in advance so that the staff can assess whether it is appropriate for the Trust.

The Trust’s common shares are expected to be listed on the New York Stock Exchange, subject to notice of issuance, under the symbol “BGIO.”

Prospectus Summary – Investment Objective

2.	This section states on page 2 that “[t]he Trust’s investment objective is to seek to distribute a high level of current income and to earn a total return, based on the net asset value (the ‘NAV’) of the Trust’s common shares, that exceeds the return on the Bloomberg Barclays 1-3 Month U.S. Treasury Bill Index by 500 basis points (or 5.00%) on an annualized basis over the life of the Trust, under normal market conditions.” In this section and other sections where the 5.00% is discussed, please clarify if that is before or after expenses.

The Trust has clarified the referenced disclosure.

Prospectus Summary – Investment Policies

3.	This section states on page 3 that “[u]nder normal conditions, the Trust will invest at least 80% of its total assets in fixed income securities and will allocate a substantial amount (approximately 40% or more under normal market conditions) of its total assets in foreign securities….” Please delete the word “approximately.”

The Trust has made the requested change.

4.

This section states on page 4 that “[t]he Trust may invest directly in fixed income securities or synthetically through the use of derivatives.” The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter

Samantha Brutlag

January 23, 2017

and, to the extent applicable, revise your disclosure concerning the use and risks of derivatives. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The Trust believes that it has described, in reasonable detail and under appropriate headings in the Prospectus, the derivative strategies that it may use as part of its principal investment strategy together with the risks related thereto, in light of its intended use of such strategies. In drafting the Registration Statement, the Trust has been mindful of the staff’s views on derivatives disclosure set forth in the July 30, 2010 letter referenced above.

5.	Please include a discussion on page 4 about the quality of the fixed income securities in which the Trust may invest, including that the Trust may invest in junk bonds. Alternatively, please move the discussion about quality on page 5 under the sub-heading “Other Policies and Strategies” to the previous page of the prospectus where the Trust discusses the duration and maturity of the fixed income securities in which it may invest. Also, please clarify the extent to which the Trust will invest in junk bonds.

The Trust has clarified the disclosure as requested.

6.	This section states on page 5 that “[t]he Trust may also invest in securities of other open- or closed-end investment companies, including exchange-traded funds (‘ETFs’) and business development companies (‘BDCs’)….” If applicable, please include any expected Acquired Fund Fees and Expenses in the fee table.

Acquired Fund Fees and Expenses, if any, are not expected to exceed 0.01% of the Trust’s average net assets during its first year of operations and, therefore, no separate line item for Acquired Fund Fees and Expenses is included in the fee table.

7.	This section states on page 6 that “[t]he Trust may also engage in short sales of securities.” If applicable, please include any expected short sale expenses in the fee table.

Expenses associated with short sales, if any, are not expected to exceed 0.01% of the Trust’s average net assets during its first year of operations and, therefore, no separate line item for such expenses is included in the fee table.

Samantha Brutlag

January 23, 2017

Summary of Trust Expenses

8.	Please provide the staff with a completed fee table and expense example as soon as practicable. In addition, to avoid shareholder confusion, please ensure that the fee table in the footnote on page 31 is a smaller font than the fee table on page 30.

The Amendment includes a completed fee table and expense example, which are formatted as requested.

9.	This section states on page 31, “[h]ad Interest Expense not been included in the above example, the estimated total expenses incurred for the 1, 3, 5 and 10 year periods would have been $ , $ , $ and $ ..” We note that the management fee would be higher assuming leverage even if interest expense is not included. If such sentence assumes no leverage, please clarify.

The Trust has clarified the referenced disclosure.

Risks

10.	In this section beginning on page 62, the Trust appears to have included both principal and non-principal investment risks. This is also implied by the statement on page 28 under the caption “Additional Risks”, which directs prospective investors to the “Risks” section for “additional risks relating to investments in the Trust” that are not separately described under “Special Risk Considerations” (page 8–29). Please distinguish the principal investment risks from the non-principal risks by, for example, specifying the type of risk in parenthesis next to each risk or by separating the principal and non-principal risks into categories with applicable headings.

The Trust has clarified the referenced disclosure.

11.	Because the Trust plans to invest more than 10% of its assets in foreign securities, please confirm that the Trust has reviewed Guide 9 regarding “Foreign Securities” in the Guidelines for Form N-2, and has addressed in the prospectus all applicable risks included in that Guide.

The Trust confirms that it has reviewed Guide 9 and believes that it has addressed in the prospectus all applicable risks included in that Guide.

Samantha Brutlag

January 23, 2017

Certain Provisions in the Agreement and Declaration of Trust and Bylaws

12.	On page 121–122, please provide a brief explanation of the rationale for adopting provisions in the Agreement and Declaration of Trust that could limit the ability of a third party to acquire control of the Trust or change the composition of the Board, as addressed by Guide 3 in the Guidelines for Form N-2.

The Trust has clarified the referenced disclosure.

* * * * * * *

The Trust intends to request acceleration of the effectiveness of the Registration Statement such that it will become effective on February 23, 2017. Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon